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August 24, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Eric Envall
David Lin
Kate Tillan
Mark Brunhofer

Re:	Hut 8 Corp.
Amendment No. 3 to Registration Statement on Form S-4
Responses dated July 21, 2023 and August 9, 2023
File No. 333-269738

On behalf of Hut 8 Corp. (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 17, 2023 (the “Comment Letter”) with respect to the above-referenced Amendment No. 3 to Registration Statement on Form S-4 filed with the Commission on July 17, 2023 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, an amendment to the Registration Statement (the “Amendment”) in response to the Staff’s comments and to reflect certain other changes.

Securities and Exchange Commission
August 24, 2023

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below, followed by responses from the Company, and where applicable, Hut 8 Mining Corp. (“Hut 8”) and U.S. Data Mining Group, Inc. (“USBTC”). Capitalized terms used but not defined herein have the meanings given to them in the Amendment. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Amendment No. 3 to Registration Statement on Form S-4

Information About Hut 8, page 139

1.	We acknowledge your response to comment 3, however, your response did not tell us how you are accounting for the collateral under U.S. GAAP. Please respond to the following:

•	You told us that the collateral will be labeled as asset pledged as collateral. Consider including the nature of the asset in the title.
•	You referred us to the disclosure requirements of ASC 860-30. Since the collateral is an intangible asset, please explain why you are applying ASC 860-30 to this nonfinancial asset.
•	Tell us how you considered ASC 350-10-40 and the derecognition guidance in ASC 610-20.
•	As a result of this analysis, tell us the nature of the asset pledged as collateral and how you will account for and value the asset.
•	Disclose your rights and obligations related to the bitcoin pledged, including the right to recovery of any over collateralization and the obligation to post additional collateral; and
•	Disclose the rights and obligations of the lender to the bitcoin pledged, including the rights and obligations in the preceding bullet and a specific statement that the lender cannot sell, rehypothecate or otherwise dispose of the bitcoin.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 139 of the Amendment to disclose Hut 8’s rights and obligations related to the Bitcoin pledged, and to disclose the rights and obligations of the lender to the Bitcoin pledged. The Company would like to provide the following clarifications.

A.	Nature and disclosure of the pledged assets

The digital assets held under pledge would not be derecognized. The digital assets held under pledge would remain on the balance sheet as intangible assets under Hut 8’s control. They are referred to as Digital assets – pledged as collateral in the June 30, 2023 interim IFRS financial statements of Hut 8. Under U.S. GAAP, these digital assets would be subject to the cost method of accounting and impairment assessment in accordance with ASC 350. Considering that the digital asset is not derecognized, the existing carrying value is the cost base of the asset.

Securities and Exchange Commission
August 24, 2023

The Company has previously referred to ASC 860 to make an analogy that disclosures as a separate item would have been preferred. However, the Company acknowledges that referring to ASC 350-10-40-3 would be more appropriate and has updated the pro forma based on the requirement under ASC 350 instead. The Company has updated the pro forma disclosures to reflect the nature of the pledged assets (renamed Cryptocurrency, pledged as collateral) and the significant terms associated with the Company’s control assessment of the assets.

B.	Hut 8’s accounting assessment under ASC 350 and ASC 610

Hut 8 has performed an assessment under ASC 350 to consider whether the pledged assets would be derecognized and what would be the consequence of derecognition. Specifically, ASC 350-10-40-1 through 40-3 requires that an entity shall account for the derecognition of a nonfinancial asset as none of the scope exceptions in ASC 610-20-15-4 are applicable. As such, the pledge arrangement is fully within the scope of ASC 610-20. The guidance in ASC 610-20 requires that the company determine whether it should derecognize the transferred assets via a two-step analysis.

First, a transferor should apply the guidance in ASC 810 to determine if it has a controlling financial interest in the separate legal entity that holds the transferred assets following the transaction. Second, if a transferor does not have a controlling financial interest in the separate legal entity that holds the transferred assets following the transaction, the transferor should derecognize each distinct asset when it transfers control of the asset in accordance with the guidance in ASC 606.

Considering that the pledged assets are merely deposited into the custodian account legally owned and managed by Coinbase, over which Hut 8 does not have a controlling financial interest, step 1 would not be applicable and thus applies step 2 in accordance with ASC 610-20-25-5 through 25-7 by determining whether a contract exists and if so, whether control of the asset has been transferred in accordance with the guidance in ASC 606.

In this pledged loan arrangement, Hut 8 has identified that the only relevant agreements within the arrangement would be the loan agreement and the custodian agreement, both of which do not contain provisions that would satisfy the criteria (b) and (c) of ASC 606-10-25-1. The digital assets are merely pledged, and are not being sold for consideration. Hut 8 continues to have legal ownership of the pledged assets and while in custodianship the lender would not have any rights to claim against the collateral unless Hut 8 defaults on its loan obligations. As such, Hut 8 believes that derecognizing the digital assets under pledge would not be appropriate in accordance with ASC 350 as control of the asset has not been transferred to the lender. Instead, Hut 8 would continue to report the nonfinancial asset in its financial statements and apply the impairment guidance in accordance with ASC 350-10-40-3.

Securities and Exchange Commission
August 24, 2023

Key Operating and Financial Indicators, page 141

2.	We acknowledge your response to comment 4. Given your proposed changes, please also revise to include the other disclosures required by Item 10(e) of Regulation S-K, including a reconciliation, instead of referring on page 141 of the latest amendment to the disclosures in Hut 8's Annual Report on Form 40-F for the year ended December 31, 2022 and Form 6-K dated May 11, 2023.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 141 and 142 of the Amendment.

Unaudited Pro Forma Condensed Combined Financial Statements

Note 4. Adjustments for the effect of reclassification, foreign exchange and IFRS / U.S. GAAP differences for Hut 8, page 231

3.	We acknowledge your response to comment 8 and are still considering your response to comment 11 from our July 7, 2023 letter and may have further comments.

The Company respectfully acknowledges the Staff’s comment.

4.	We acknowledge your response to comment 9. Please respond to the following:

•	Tell us what time you used to determine opening and closing prices for Bitcoin and tell us whether that timing was applied consistently on all days.
•	With respect to your materiality analysis for mining revenue under IFRS, tell us how you calculated the amounts for the Coinbase column. Confirm, if true, that you summed the product of the Coinbase closing price times the bitcoins earned for each day in the period to derive the amounts presented.
•	Your response proposed disclosing that the difference between U.S. GAAP and IFRS for revenue recognition is not material based on a quantitative adjustment in comparison between the two accounting frameworks. Tell us what you mean by the phrase a quantitative adjustment and consider rephrasing to clarify.
•	Further, the timing of contract inception under U.S. GAAP is the subject of another open comment and resolution of that comment would necessarily need to precede our consideration of your materiality determination.

The Company respectfully acknowledges the Staff’s comment and would like to provide the following clarifications.

A.	Timing for determining the opening and closing price for Bitcoin

Hut 8 uses UTC time to determine the opening (UTC 00:00:00) and closing (UTC 23:59:59) prices of Bitcoin. The same rule on timing was applied consistently on all days. Hut 8 has not encountered any instances where the required pricing data cannot be acquired, and thus there have been no deviations from the prescribed practice.

B.	Materiality analysis for mining revenue

Hut 8 confirms that the determination of the amounts in the Coinbase column in response to comment 9 were presented based on the product of the Coinbase closing price multiplied by the Bitcoin earned for each day in the period, in order to derive the amount presented. The purpose was to demonstrate that, under IFRS, the use of closing price from the two reference markets would not result in any material differences in mining revenue.

Securities and Exchange Commission
August 24, 2023

C.	Quantitative analysis for differences between U.S. GAAP and IFRS

Hut 8 would like to clarify that the quantitative adjustment referred to in the previous letter should read as a “quantitative assessment” which is conducted by comparing the expected mining revenue through the application of IFRS and U.S. GAAP using Coinbase as the principal market. The main source of differences is that U. S. GAAP clearly states that any non-cash consideration should be measured at contract inception whereas IFRS does not. The result of this difference would be that while it is acceptable to use the closing price of Bitcoin at the end of the day under IFRS, U.S. GAAP would require the use of the opening price of Bitcoin at the beginning of the day (subject to the interpretation of contract inception discussed in a separate response letter, dated August 18, 2023). As such, Hut 8 has quantified the potential difference between the two on mining revenue and based on the quantification results, considers the impact to be immaterial. Hut 8 has rephrased the description in the pro forma statements to clarify this assessment.

D.	Timing of contract inception under U.S. GAAP

The Company respectfully acknowledges the Staff’s comment and has included the discussion on the timing of contract inception under U. S. GAAP in sections E and F of the response to written comment 10 of the response letter dated August 18, 2023 with regards to revenue recognition and acknowledge that subject to the resolution of that comment, changes in the materiality determination may be deemed necessary.

USBTC Financial Statements

Note 13. Stockholders' Equity

Stock Options, page F-30

5.	In response to comment 11, you told us the number of options that were repriced to $0.26 in January 2023. As previously requested, please disclose this number in your next amendment.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in USBTC’s financial statements to disclose that 3,160,750 options were repriced in January 2023. The Company respectfully notes to the Staff that it stated that 3,076,456 options were repriced in the Company’s response letter dated August 9, 2023, which inadvertently excluded repriced options of employees that have since left USBTC and were forfeited.

* * * * *

Please contact me at (212) 735-3712 or ryan.dzierniejko@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Ryan J. Dzierniejko

cc:	Asher Genoot, President, Hut 8 Corp.

Aniss Amdiss, Chief Legal Officer and Corporate Secretary, Hut 8 Mining Corp.

June S. Dipchand, Skadden, Arps, Slate, Meagher & Flom LLP

Daniella G. Silberstein, Greenberg Traurig, P.A.

Raffael M. Fiumara, Greenberg Traurig, P.A.

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